Exhibit 99.2

Summary of Consolidated Financial Results

For the Six-Month Period Ended September 30, 2014

[Japanese GAAP]

November 13, 2014

Company name:	UBIC, Inc.
Stock exchange listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.ubic.co.jp/
Representative:	Masahiro Morimoto, Chief Executive Officer and President
Contact:	Yaguchi Masami, Chief Financial Officer and Chief Administrative Officer
Tel.:	+81-3-5463-6344
Scheduled date of filing Quarterly Financial Report:	November 14, 2014
Scheduled date of commencement of dividend payment:	—
Supplementary materials for the quarterly financial results:	None
Briefing on the quarterly financial results:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Six-Month Period Ended September 30, 2014 (from April 1, 2014 to September 30, 2014)

(1)      Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

Six-month period	Net sales		Operating income		Ordinary income		Net income
ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
September 30, 2014	2,887	37.8	223	—	276	—	232	—
September 30, 2013	2,095	(11.2)	(272)	—	(355)	—	(274)	—

Note:    Comprehensive income

Six-month period ended September 30, 2014	¥370 million [—%]
Six-month period ended September 30, 2013	¥(292) million [—%]

Six-month period	Net income per share (basic)	Net income per share (diluted)
ended	Yen	Yen
September 30, 2014	6.74	6.59
September 30, 2013	(8.16)	—

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
September 30, 2014	6,662	5,070	72.7
March 31, 2014	4,888	3,533	67.8

Reference: Equity

As of September 30, 2014	¥4,841 million
As of March 31, 2014	¥3,315 million

2.   Dividends

	Dividend per share
	End of the three-month period	End of the six-month period	End of the nine-month period	End of the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2014	—	0.00	—	0.00	0.00
Year ending March 31, 2015	—	0.00
Year ending March 31, 2015 (Forecast)			—	3.00	3.00

Note: Changes from the latest dividend forecasts: None

3.   Consolidated Forecasts for the Year Ending March 31, 2015 (from April 1, 2014 to March 31, 2015)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2015	6,000	43.8	710	—	610	—	570	—	16.74

Note: Changes from the latest consolidated forecasts: None

Notes:

(1)     Changes in important subsidiaries during the six-month period ended September 30, 2014 (changes in the scope of consolidation): Yes

Number of newly consolidated subsidiaries: one company

Company name: TechLaw Solutions, Inc.

(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)     Changes in accounting policies, changes in accounting estimates and restatements

1)   Changes in accounting policies associated with the revision of accounting standards                              : Yes

2)   Changes in accounting policies other than the above                                                                                                                                                                                                       : None

3)   Changes in accounting estimates                                                                                                                                                                                                                                                                                                                : None

4)   Restatements                                                                                                                                                                                                                                                                                                                                                                                                                       : None

(4)     Number of issued and outstanding shares (common stock)

1)   Number of issued and outstanding shares (including treasury stock)

As of September 30, 2014:	35,411,360 shares
As of March 31, 2014:	34,411,360 shares

2)   Number of treasury stock

As of September 30, 2014:	630 shares
As of March 31, 2014:	630 shares

3)   Average number of issued and outstanding shares during the six-month period

The six-month period ended September 30, 2014:	34,492,697 shares
The six-month period ended September 30, 2013:	33,707,190 shares

UBIC, Inc. (the “Company”) effected a ten-for-one split of its shares of common stock as of April 1, 2014. For the purpose of calculating the number of issued and outstanding shares (common stock), the stock split is assumed to have occurred at the beginning of the previous fiscal year.

*       Status of quarterly review procedures

•                 This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures required by the Financial Instruments and Exchange Act. The review procedures for the quarterly financial statements based on the stipulations of the Financial Instruments and Exchange Act were not completed at the time this summary of quarterly consolidated financial results was disclosed.

*       Explanations concerning the appropriate use of the forecasts for results of operations, and other special matters

•                 The forecasts for results of operations in this report are based on information currently available to the Company and assumptions determined to be reasonable, and are not intended to assure achievement of the Company’s operations.

Actual results may differ significantly from the forecasts due to various factors.

•                      The Company effected a ten-for-one split of its shares of common stock as of April 1, 2014. For the purpose of calculating basic and diluted net income per share, the stock split is assumed to have occurred at the beginning of the previous fiscal year.

UBIC, Inc. (2158) September 30, 2014 Financial Results

Table of Contents of Attachment

1. Qualitative Information on Financial Results for the Six-Month Period Ended September 30, 2014	2

(1) Qualitative information regarding the consolidated operating results	2

(2) Qualitative information regarding the consolidated financial position	2

(3) Qualitative information regarding the forecast for the consolidated financial results	3

2. Matters Relating to Summary Information (Notes)	4

(1) Changes in important subsidiaries during the six-month period ended September 30, 2014	4

(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements	4

(3) Changes in accounting policies, changes in accounting estimates and restatements	4

3. Quarterly Consolidated Financial Statements	5

(1) Quarterly consolidated balance sheets	5

(2) Quarterly consolidated statements of income and consolidated statements of comprehensive income	7

(3) Consolidated statements of cash flows	9

(4) Going-concern assumptions	10

(5) Segment information	10

(6) Significant changes in shareholders’ equity	11

(7) Significant subsequent events	11

1.            Qualitative Information on Financial Results for the Six-Month Period Ended September 30, 2014

(1)     Qualitative information regarding the consolidated operating results

During the six-month period of the current fiscal year (April 1, 2014 to September 30, 2014), positive signs of economic upturn were seen in the global economy as a whole supported by moderate recoveries in the United States and European economies, although certain weakness was seen in emerging countries. While weakness was seen in consumer spending and companies’ capital investments, the Japanese economy continued its moderate recovery as seen in improvements in companies’ profitability and employments attributable to the monetary easing policy introduced by the Japanese government and the Bank of Japan.

Under these circumstances, since the listing on the National Association of the Securities Dealers Automated Quotations (NASDAQ) exchange, the UBIC Group (the “Group”) has been working on cultivating business partners for the purpose of expanding its business in the United States, the major market for eDiscovery (evidence discovery) support services. Specifically, the Company acquired 100% shares in TechLaw Solutions, Inc. as a wholly owned subsidiary on August 28, 2014 in order to develop effective sales channels in the United States. Since its foundation in 1983, TechLaw Solutions, Inc. has continuously developed its eDiscovery business with a strong reputation as a long-established company in the industry, and has strong sales channels, such as with corporations and government agencies in the United States. The Group is confident that the ties between the Group with cutting-edge technologies, innovative products and services, and TechLaw Solutions, Inc. will contribute to enhance the enterprise value of the Group. The Group issued new shares and allocated to the London Branch of Deutsche Bank to finance the acquisition.

Further, during the July—September quarter of 2014, the Group successfully obtained a patent on Predictive Coding, one of the technologies applying artificial intelligence, which substantially proved its innovative cutting-edge technologies. Additionally, the Group started a new development towards a full-scale entry into the medical field by utilizing advanced technologies to analyze big data through the “Virtual Data Scientist,” the Group’s unique artificial intelligence. The Group is committed to achieve its target for the current fiscal year by expanding its business in the United States and increasing its market share in Japan, Korea and Taiwan.

The Group’s sales by business segment for the six-month period ended September 30, 2014, are as follows:

Net sales from the “eDiscovery” business were 2,663,653 thousand yen, a 41.0% increase as compared with those for the six-month period ended September 30, 2013. This increase was primarily due to large-scale cartel investigations continuing from the previous quarter as well as additional net sales attributable to the acquisition of TechLaw Solutions, Inc.

In the legal and compliance professional services business, net sales for the six-month period ended September 30, 2014, were 179,238 thousand yen, a 2.4% decrease from the same period of the previous year. The shrink is primarily due to a decrease in a unit price for investigation services, although the effectiveness of cutting-edge investigation technologies, including the artificial intelligence was highly recognized as they were introduced by several third-party committees in their investigations.

Net sales of other businesses were 44,921 thousand yen, a 91.0% increase from the same period of the previous year.

Based on the above results, net sales of the Group for the six-month period ended September 30, 2014, were 2,887,813 thousand yen, a 37.8% increase as compared with those for the six-month period ended September 30, 2013.

Operating profit was 223,744 thousand yen, increasing 496,427 thousand yen from the same period of the previous year due to the increase in net sales, despite continuous expenditure on enhancing the functionality of the “Lit i View,” the internally developed e-Discovery support system, and a one-time expenditure of 87,803 thousand yen for acquisition-related costs. Ordinary income was 276,211 thousand yen, increasing 631,993 thousand yen from the same period of the previous year as a result of foreign exchange differences incurred in a rapid yen depreciation. Net income was 232,512 thousand yen, increasing 507,496 thousand yen from the same period of the previous year.

(2)     Qualitative information regarding the consolidated financial position

(Assets)

Total assets increased by 1,773,635 thousand yen to 6,662,315 thousand yen compared with the end of the previous year.

Current assets increased by 993,214 thousand yen to 3,752,835 thousand yen compared with the end of the previous year. This was mainly due to an increase of 416,856 thousand yen in cash and deposits, an increase of 513,396 thousand yen in notes and accounts receivable-trade.

Noncurrent assets increased by 780,420 thousand yen to 2,909,480 thousand yen compared with the end of the previous year. This was primarily attributable to an increase of 351,341 thousand yen in customer-related assets, an increase of 147,045 thousand yen in goodwill and an increase of 142,927 thousand yen in investment securities.

(Liabilities)

Total liabilities increased by 236,312 thousand yen to 1,591,822 thousand yen compared with the end of the previous year.

Current liabilities increased by 310,413 thousand yen to 1,098,382 thousand yen compared with the end of the previous year. This was mainly due to an increase of 80,755 thousand yen in accounts payable-trade, an increase of 94,448 thousand yen in accounts payable-other, an increase of 36,000 thousand yen in short-term loans payable, an increase of 56,016 thousand yen in income taxes payable presented as other and an increase of 29,926 thousand yen in accrued expenses.

Noncurrent liabilities decreased by 74,101 thousand yen to 493,440 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 137,299 thousand yen in long-term loans payable and an increase of 52,402 thousand yen in deferred tax liabilities.

(Net Assets)

Total net assets increased by 1,537,322 thousand yen to 5,070,492 thousand yen compared with the end of the previous year. This was attributable primarily to an increase of 1,155,600 thousand yen in both of capital stock and capital surplus associated with the third-party allocation of shares and an increase of 232,512 thousand yen in retained earnings.

(Status of cash flow)

As of September 30, 2014, cash and cash equivalents (hereinafter referred to as “net cash”) were 1,794,252 thousand yen.

The status of cash flows for the six-month period ended September 30, 2014, and the primary factors for those results are as follows:

(Cash flows from operating activities)

Net cash provided by operating activities was 517,238 thousand yen, a decrease of 186,023 thousand yen as compared with that for the six-month period ended September 30, 2013. This was mainly attributable to income before income taxes and minority interests and a decrease in notes and accounts receivable-trade.

(Cash flows from investing activities)

Net cash used in investing activities was 1,168,645 thousand yen, an increase of 801,347 thousand yen as compared with that for the six-month period ended September 30, 2013. This was mainly attributable to payments for acquisition of subsidiaries’ stock with changes in the scope of consolidation, of 891,575 thousand yen.

(Cash flows from financing activities)

Net cash provided by financing activities was 1,044,255 thousand yen, an increase of 491,476 thousand yen as compared with that for the six-month period ended September 30, 2013. This was mainly attributable to cash inflow of 1,155,600 thousand yen from issuance of stock, repayments for long-term loans of 137,299 thousand yen.

(3)     Qualitative information regarding the forecast for the consolidated financial results

No changes are made to the consolidated operating forecasts for the year ending March 31, 2015, announced on May 14, 2014.

Note: The operating forecasts are based on information currently available to the Company and contain uncertainties. Actual operating results may differ significantly from the forecasts due to various factors.

2.            Matters Relating to Summary Information (Notes)

(1)     Changes in important subsidiaries during the six-month period ended September 30, 2014

The Company acquired all shares in TechLaw Solutions, Inc., which is consolidated as a subsidiary starting from the six-month period ended September 30, 2014.

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements

(Calculation of income tax expenses)

Income tax expenses were calculated by reasonably estimating the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the six-month period pertains, and multiplying income before income taxes for the pertaining period by the estimated effective tax rate.

(3)     Changes in accounting policies, changes in accounting estimates and restatements

<Changes in accounting policies that are difficult to distinguish from changes in accounting estimates>

“Accounting Standard for Business Combinations” (ASBJ Statement No. 21 revised on September 13, 2013, the “Accounting Standard for Business Combinations”), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22 revised on September 13, 2013, the “Accounting Standard for Consolidation”), and “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7 revised on September 13, 2013, the “Accounting Standard for Business Divestitures”) have become effective starting from the beginning of the consolidated fiscal year commencing on or after April 1, 2014. Accordingly, the Group applied these accounting standards (except for a provision in paragraph 39 of the Accounting Standard for Consolidation), and changed its accounting policies to recognize a difference arising from changes in the Company’s share of equity interests of the continuously controlling subsidiaries as capital surplus, and the related acquisition costs as an expense in the consolidated fiscal year incurred from the three-month period ended June 30, 2014.

In addition, for business combinations completed on or after April 1, 2014, the Company changed its accounting policy to reflect the revised allocation of the acquisition cost, due to the finalization of the tentative treatment, in the quarterly consolidated financial statements of the period to which the date of business combination belongs.

For the application of the above accounting standards, the Group adopted the transitional provisions specified in item 2 (4) of paragraph 58 of the Accounting Standard for Business Combinations, and item 5 (4) of paragraph 44 of the Accounting Standard for Consolidation and item 4 (4) of paragraph 57 of the Accounting Standard for Divestitures. The Group applies these accounting standards from April 1, 2014, and onward. As a result, operating income, ordinary income and income before income taxes and minority interests decreased by 87,300 thousand yen each.

3.        Quarterly Consolidated Financial Statements

(1)     Quarterly consolidated balance sheets

(Thousands of yen)

	As of March 31, 2014	As of September 30, 2014
Assets
Current assets
Cash and deposits	1,486,474	1,903,331
Notes and accounts receivable-trade	872,751	1,386,148
Merchandise	291	273
Supplies	6,777	10,999
Deferred tax assets	148,945	152,970
Allowance for doubtful accounts	—	(12,435)
Other	244,380	311,547
Total current assets	2,759,620	3,752,835
Noncurrent assets
Property, plant and equipment
Buildings and structures, net	111,672	137,286
Tools, furniture and fixtures, net	550,374	603,191
Leased assets, net	9,279	8,216
Total property, plant and equipment, net	671,326	748,694
Intangible assets
Software	868,675	839,238
Goodwill	—	147,045
Customer-related assets	—	351,341
Other	73,516	155,488
Total intangible assets	942,191	1,493,113
Investments and other assets
Investment securities	372,910	515,837
Guarantee deposits	126,047	143,329
Other	16,584	8,505
Total investments and other assets	515,541	667,672
Total noncurrent assets	2,129,059	2,909,480
Total assets	4,888,680	6,662,315

(Thousands of yen)

	As of March 31, 2014	As of September 30, 2014
Liabilities
Current liabilities
Accounts payable-trade	61,720	142,476
Short-term loans payable	—	36,000
Current portion of long-term loans payable	274,599	274,599
Accounts payable-other	262,859	357,307
Income taxes payable	8,970	32,156
Provision for bonuses	91,704	87,568
Other	88,114	168,274
Total current liabilities	787,969	1,098,382
Noncurrent liabilities
Long-term loans payable	438,000	300,700
Deferred tax liabilities	65,712	118,114
Liabilities for retirement benefits	19,286	28,549
Asset retirement obligations	29,641	35,520
Other	14,901	10,555
Total noncurrent liabilities	567,541	493,440
Total liabilities	1,355,510	1,591,822
Net assets
Shareholders’ equity
Capital stock	1,095,358	1,673,158
Capital surplus	882,818	1,460,618
Retained earnings	1,160,500	1,393,012
Treasury stock	(26)	(26)
Total shareholders’ equity	3,138,651	4,526,763
Accumulated other comprehensive income
Valuation difference on available-for-sale Securities	143,529	235,525
Foreign currency translation adjustment	33,007	79,700
Total accumulated other comprehensive income	176,536	315,225
Subscription rights to shares	196,675	207,950
Minority interests	21,306	20,553
Total net assets	3,533,169	5,070,492
Total liabilities and net assets	4,888,680	6,662,315

(2)     Quarterly consolidated statements of income and consolidated statements of comprehensive income

Consolidated statements of income for the six-month period ended September 30, 2014

(Thousands of yen)

	For the six-month period ended September 30, 2013	For the six-month period ended September 30, 2014
Net sales	2,095,901	2,887,813
Cost of sales	1,173,008	1,322,471
Gross profit	922,893	1,565,342
Selling, general and administrative expenses	1,195,577	1,341,597
Operating income (loss)	(272,683)	223,744
Non-operating income
Interest income	183	686
Dividend income	6,750	9,000
Foreign exchange gains	54,647	74,490
Other	2,278	1,365
Total non-operating income	63,858	85,542
Non-operating expenses
Interest expenses	5,217	3,784
IPO expenses	120,872	—
Stock issuance cost	—	16,178
Syndicated loan fees	11,833	9,185
Other	9,035	3,926
Total non-operating expenses	146,958	33,075
Ordinary income (loss)	(355,782)	276,211
Income (loss) before income taxes and minority interests	(355,782)	276,211
Income taxes	(83,009)	44,452
Income (loss) before minority interests	(272,773)	231,759
Minority interests in income (loss)	2,210	(753)
Net income (loss)	(274,984)	232,512

Consolidated statements of comprehensive income for the six-month period ended September 30, 2014

(Thousands of yen)

	For the six-month period ended September 30, 2013	For the six-month period ended September 30, 2014
Income (loss) before minority interests	(272,773)	231,759
Other comprehensive income
Valuation difference on available-for-sale securities	(25,776)	91,996
Foreign currency translation adjustment	6,508	46,693
Total other comprehensive loss	(19,267)	138,689
Comprehensive loss	(292,040)	370,448
Comprehensive income attributable to:
Comprehensive income (loss) attributable to owners of the parent	(294,251)	371,201
Comprehensive income attributable to minority interests	2,210	(753)

(3)     Consolidated statements of cash flows

(Thousands of yen)

	Previous year (from April 1, 2013, to September 30, 2013)	Current year (from April 1, 2014, to September 30, 2014)
Cash flows from operating activities:
Income (loss) before income taxes and minority interests	(355,782)	276,211
Depreciation and amortization	210,711	255,772
Amortization of goodwill	—	801
IPO expenses	120,872	—
Stock issuance cost	—	16,178
Syndicated loan fees	11,833	9,185
Increase in provision for retirement benefits	7,594	—
Increase in liabilities for retirement benefits	—	9,047
Increase (decrease) in provision for bonuses	739	(5,259)
Decrease in allowance for doubtful accounts	—	(2,025)
Interest and dividends income	(6,933)	(9,686)
Interest expenses	5,217	3,784
Foreign exchange losses (gains)	(65,767)	(69,340)
Decrease (increase) in notes and accounts receivable-trade	109,371	(191,392)
Increase in inventories	(4,170)	(4,080)
Increase (decrease) in accounts payable-trade	(20,471)	70,150
(Decrease) increase in accounts payable-other	(78,504)	91,443
Other, net	27,919	35,342
Subtotal	(37,370)	486,132
Interest and dividends income received	6,933	9,686
Interest expenses paid	(5,217)	(3,784)
Income taxes (paid) or refunded	(150,378)	25,204
Net cash (used in) provided by operating activities	(186,032)	517,238
Cash flows from investing activities:
Payments into time deposits	—	(904)
Purchase of property, plant and equipment	(99,770)	(91,295)
Purchase of intangible assets	(239,501)	(181,101)
Payments for guarantee deposits	(28,025)	(3,949)
Proceeds from guarantee deposits	—	181
Payments for acquisition of subsidiaries’ stock with changes in the scope of consolidation	—	(891,575)
Net cash used in investing activities	(367,298)	(1,168,645)
Cash flows from financing activities:
Proceeds from short-term loans payable	—	100,000
Repayment of short -term loans payable	—	(64,000)
Repayment of long-term loans payable	(97,499)	(137,299)
Repayment of finance lease obligations	—	(1,246)
Proceeds from stock issuance	984,730	1,155,600
Proceeds from issuance of subscription rights to shares	—	1,570
Cash dividends paid	(159,654)	—
Payments of IPO expenses	(173,196)	—
Payments of stock issuance cost	—	(5,334)
Payments of syndicated loan fees	(1,050)	(4,000)
Other, net	(550)	(1,032)
Net cash provided by financing activities	552,779	1,044,255
Effect of exchange rate change on cash and cash equivalents	33,195	22,960
Net increase in cash and cash equivalents	32,643	415,808
Cash and cash equivalents at beginning of period	1,195,142	1,378,443
Cash and cash equivalents at end of period	1,227,786	1,794,252

(4)     Going-concern assumptions

Not applicable.

(5)     Segment information

[Segment Information]

I. Six-month period of the previous year (from April 1, 2013 to September 30, 2013)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment					Amounts reported in the quarterly consolidated statements of
	Japan	USA	Others	Total	Adjustments *1	income *2
Net sales
External sales	1,093,151	901,802	100,947	2,095,901	—	2,095,901
Intersegment sales and transfers	293,887	23,742	7,115	324,745	(324,745)
Total	1,387,038	925,545	108,063	2,420,647	(324,745)	2,095,901
Segment profits (losses)	(258,250)	70,537	(84,970)	(272,683)	—	(272,683)

Notes:             1. The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

2. Total segment profits (losses) equal to operating losses reported in the quarterly consolidated statements of income.

2)  Information relating to assets for each reportable segment

Not applicable.

3)  Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

Not applicable.

4)  Matters relating to changes in reportable segments

Not applicable.

II. Six-month period of the current year (from April 1, 2014 to September 30, 2014)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment					Amounts reported in the quarterly consolidated statements of
	Japan	USA	Others	Total	Adjustments *1	income *2
Net sales
(1) External sales	1,765,736	964,419	157,657	2,887,813	—	2,887,813
(2) Intersegment sales and transfers	309,750	37,065	43,134	389,951	(389,951)	—

Total	2,075,487	1,001,485	200,792	3,277,764	(389,951)	2,887,813
Segment (losses) profits	266,356	12,019	(54,631)	223,744	—	223,744

Notes:             1.  The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

2.  Total segment profits (losses) equal to operating income reported in the quarterly consolidated statements of income.

2)  Information relating to assets for each reportable segment

The USA segment acquired shares of TechLaw Solutions, Inc., which was newly included in the scope of consolidation. This acquisition increased the assets of the USA segment by 1,137,856 thousand yen as of September 30, 2014, compared with the end of the previous fiscal year.

3)  Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment (Significant changes in goodwill)

The USA segment acquired shares of TechLaw Solutions, Inc. as a consolidated subsidiary in the six-month period ended September 30, 2014. This acquisition increased goodwill by 147,045 thousand yen as of September 30, 2014 from the end of the previous period.

Note that the balance of goodwill is tentatively calculated because the allocation of acquisition costs has not been completed.

4)  Matters relating to changes in reportable segments

(Early application of the Accounting Standard for Business Combinations)

The Accounting Standard for Business Combinations, the Accounting Standard for Consolidation and the Accounting Standard for Business Divestitures have become effective starting from the beginning of the consolidated fiscal year commencing on or after April 1, 2014. Accordingly, the Group applied these accounting standards (except for a provision in paragraph 39 of the Accounting Standard for Consolidation), and changed its accounting policy to recognize the acquisition-related costs as an expense in the consolidated fiscal year incurred from the three-month period ended June 30, 2014.

As a result, segment profits decreased by 87,803 thousand yen in the Japan segment and increased by 503 thousand yen in the USA segment compared with segment profits under the previous accounting policy.

(6)     Significant changes in shareholders’ equity

The Company concluded a basic agreement on the acquisition of shares through a third-party allocation of shares (the “STEP 2014 Model” straight-equity Issue Program) with the London Branch of Deutsche Bank on August 28, 2014. This agreement allows the Company to issue new shares of common stock to the London Branch of Deutsche Bank up to 1,000,000 shares in a single allocation from the date of this agreement to February 18, 2015, based on a resolution approved by the Company’s board of directors.

The following table shows dates of resolution on allocation and payment dates:

	Date of resolution on allocation	Payment date
First allocation	August 28, 2014	September 16, 2014
Second allocation	November 19, 2014	December 5, 2014
Third allocation	December 10, 2014	December 26, 2014
Fourth allocation	February 18, 2015	March 6, 2015

The Company resolved on the first allocation on August 28, 2014, and received a payment from the London Branch of Deutsche Bank for additional shares through a third-party allocation of shares as of September 16, 2014. As a result, both capital stock and capital surplus increased by 577,800 thousand yen to 1,673,158 thousand yen and to 1,460,618 thousand yen, respectively, as of September 30, 2014.

(7)     Significant subsequent events

Not applicable.

***

This report is solely a translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with the generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.